 Exhibit 99.1

Tufin Announces Second Quarter 2021 Results
Second quarter revenue of $25.7 million increased 12% year-over-year
GAAP operating loss of $11.4 million and non-GAAP operating loss of $7.6 million

Boston, MA and Tel Aviv, Israel – August 11, 2021 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the second quarter ended June 30, 2021.

“We are pleased to deliver another quarter of year-over-year revenue growth, with the subscription transition in the second quarter progressing ahead of our forecast,” said Ruvi Kitov, Tufin’s CEO and Co-Founder. “We expanded our security policy management capabilities, with the announcement of the Tufin Orchestration Suite R21-2 and the new additions to the marketplace for rule life cycle management. I am encouraged by our progress thus far in 2021, and believe we are well-positioned for the second half of the year.”

Kitov added, “Early indications give us confidence in our strategic direction and the effectiveness of our transformation. We continue to remain agile as we execute our long-term strategy to transition our business to a subscription revenue model while driving long-term value for all of our stakeholders.”

Financial Highlights for the Second Quarter Ended June 30, 2021

Revenue:
•	Total revenue was $25.7 million, up 12% compared with the second quarter of 2020.
•	Product revenue was $9.7 million, up 23% compared with the second quarter of 2020.
•	Maintenance and professional services revenue was $16.0 million, up 6% compared with the second quarter of 2020.

Gross Profit:
•	GAAP gross profit was $19.9 million, or 77% of total revenue, compared to $18.3 million in the second quarter of 2020, or 79% of total revenue.
•	Non-GAAP gross profit was $20.5 million, or 80% of total revenue, compared to $18.7 million in the second quarter of 2020, or 81% of total revenue.

Operating Loss:
•	GAAP operating loss was $11.4 million, compared to $8.2 million in the second quarter of 2020.
•	Non-GAAP operating loss was $7.6 million, compared to $4.5 million in the second quarter of 2020.

Net Loss:
•	GAAP net loss was $11.9 million, or a loss of $0.32 per share, compared to a GAAP net loss of $8.8 million, or a loss of $0.25 per share, in the second quarter of 2020.
•	Non-GAAP net loss was $8.2 million, or a loss of $0.22 per share, compared to a loss of $5.2 million, or a loss of $0.15 per share, in the second quarter of 2020.

Balance Sheet and Cash Flow:
•
Cash flow used for operating activities during the six months ended June 30, 2021 was $1.9 million, compared to cash flow used for operating activities of $11.2 million during the six months ended June 30, 2020.

•	Total cash, cash equivalents, restricted cash and marketable securities as of June 30, 2021 were $101.9 million, compared to $104.0 million as of December 31, 2020.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating loss and net loss for the three and six months ended June 30, 2021 and 2020. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights

•	Tufin announced the release of Tufin Orchestration Suite R21-2, enabling users to accelerate and optimize security and network operations to improve productivity, audit readiness, and security.
•
Tufin announced a new Marketplace app, the Rule Lifecycle Management (RLM). This app simplifies and manages the rules review and certification process by automatically identifying expiring or expired rules and mapping them to their owners, enabling a simple recertification or decertification of rules.

•
Tufin announced its annual Partner of the Year award winners during the annual regional partner summits that preceded the Tufinnovate User Conferences in the Americas, EMEA, and APAC. Tufin recognized its top regional partners for their commitment, year-over-year growth, and support annually.

•
Tufin was named a Top Company to Work for in High-Tech in Israel by BDI Code, based on a methodology developed by CofaceBdi which includes ranking criteria such as profitability, growth rate, community contribution, and company culture.

Business Outlook

Based on information available as of August 11, 2021, Tufin is issuing guidance as indicated below:

Third Quarter 2021:
•	Total revenue between $23.5 and $27.5 million
•	Non-GAAP operating loss between $10.3 and $6.9 million

Full Year 2021:
•	Total revenue between $105.0 and $113.0 million
•	Non-GAAP operating loss between $30.4 and $23.6 million

Conference Call Information

In conjunction with this announcement, the Company will host a conference call today, August 11, 2021, at 8:00am Eastern Time, to discuss the Company’s second quarter financial results and its business outlook. To participate in the call, please dial 877-407-2988 in the U.S. or 201-389-0923 for international participants and enter Conference ID# 13721839. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com.

Following the conference call, an archive of the webcast will be available on the investor relations section of the Company website’s two hours after the live call ends.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•
We define non-GAAP operating profit (loss) as operating profit (loss) excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries.

•
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude one-time expenses associated with the reorganization of one of our subsidiaries and secondary offering costs allow for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.
Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs, as applicable. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; political conditions and economic downturns, particularly in the areas where we operate; compliance, managerial and regulatory risks associated with international sales and operations; our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spending; our expectations for growth in certain key verticals and geographic regions and our intention to expand internationally; our ability to maintain effective internal controls over financial reporting; our expectations concerning seasonality and the predictability of our sales cycle; expectations regarding customer relationships developed by our hybrid sales model; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; our ability to compete and increase positive market awareness of our brand; our ability to align future and past performance by generating sufficient revenue; successfully managing our business model and growth as a result of our transition to a subscription-based product model; the compatibility of our offerings with the existing technologies of our customers; reliance on certain products and customers to generate large portions of our revenue, as well as reliance on a single third-party manufacture to fulfill certain orders; ; the effect of cybersecurity threats or attacks on our technologies, products or services; real or perceived shortcomings, defects or vulnerabilities in our solutions or internal network system; compliance with laws, regulations and requirements in the jurisdictions where we operate; expectations regarding the outcome of current litigation; ability to protect and defend our intellectual property rights; ; effectively investing in, growing and maintaining key personnel; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2020	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	58,449	55,851
Marketable Securities – short term	19,586	26,250
Accounts receivable (net of allowance for credit losses of $85 at December 31, 2020 and June 30, 2021)	16,674	10,378
Prepaid expenses and other current assets	7,159	8,460
Total current assets	101,868	100,939
NON CURRENT ASSETS:
Long-term restricted bank deposits	3,268	3,230
Marketable Securities - long term	22,705	16,603
Property and equipment, net	4,502	4,590
Operating lease assets	18,802	17,650
Deferred costs	6,348	6,131
Deferred tax assets	1,346	1,853
Other non-current assets	1,512	1,357
Total non-current assets	58,483	51,414
Total assets	160,351	152,353

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
 U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	June 30,
	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	4,147	5,878
Employee and payroll accrued expenses	17,985	15,865
Other accounts payables	578	677
Operating lease liabilities – current	3,185	3,238
Deferred revenues	24,940	29,695
Total current liabilities	50,835	55,353
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,815	16,713
Non-current operating lease liabilities	20,240	18,563
Other non-current liabilities	1,282	1,347
Total non-current liabilities	34,337	36,623
Total liabilities	85,172	91,976

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2020 and June 30, 2021, respectively; 35,972,470 and 37,252,251 shares issued and outstanding at December 31, 2020 and June 30, 2021, respectively;	148	153
Additional paid-in capital	178,864	187,535
Accumulated other comprehensive income (loss)	5	(18)
Accumulated deficit	(103,838)	(127,293)
TOTAL SHAREHOLDERS’ EQUITY	75,179	60,377
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	160,351	152,353

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
Revenues:
Product	7,901	9,747	13,705	15,778
Maintenance and professional services	15,131	15,991	30,571	31,320
Total revenues	23,032	25,738	44,276	47,098
Cost of revenues:
Product	660	578	1,213	1,331
Maintenance and professional services	4,096	5,215	9,113	9,866
Total cost of revenues	4,756	5,793	10,326	11,197
Gross profit	18,276	19,945	33,950	35,901
Operating expenses:
Research and development	8,033	10,414	18,211	20,054
Sales and marketing	13,636	14,668	31,465	28,232
General and administrative	4,793	6,289	9,724	11,885
Total operating expenses	26,462	31,371	59,400	60,171
Operating loss	(8,186)	(11,426)	(25,450)	(24,270)
Financial income (expense), net	(127)	(306)	436	(241)
Loss before taxes on income	(8,313)	(11,732)	(25,014)	(24,511)
Taxes on income	(500)	(133)	(843)	1,056
Net loss	(8,813)	(11,865)	(25,857)	(23,455)
Basic and diluted net loss per ordinary share	(0.25)	(0.32)	(0.73)	(0.64)
Weighted average number of shares used in computing net loss per ordinary share - basic and diluted	35,650	37,023	35,552	36,715

Share-based Compensation Expense:
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
Cost of revenues	467	538	962	1,061
Research and development	1,113	1,235	2,183	2,362
Sales and marketing	1,022	902	2,209	1,643
General and administrative	935	1,147	1,838	2,104
Total share-based compensation expense	3,537	3,822	7,192	7,170

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(25,857)	(23,455)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	694	837
Amortization of premium on marketable securities	-	167
Share-based compensation	7,192	7,170
Exchange rate differences on cash, cash equivalents and restricted cash	127	173
Other	2	-
Change in operating assets and liability items:
Accounts receivable, net	5,469	6,296
Prepaid expenses and other current assets	(3,349)	(1,483)
Deferred costs	230	290
Deferred taxes and other non-current assets	137	(352)
Trade payables	(129)	1,731
Employee and payroll accrued expenses	(534)	(1,650)
Other accounts payable and non-current liabilities	60	178
Operating lease	(242)	(472)
Deferred revenues	4,988	8,653
Net cash used in operating activities	(11,212)	(1,917)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,598)	(938)
Investment in marketable securities	(10,638)	(16,127)
Proceeds from maturities of marketable securities	-	15,409
Net cash used in investing activities	(12,236)	(1,656)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	954	1,580
Changes in withholding tax related to employee stock plans	(1,227)	(470)
Net cash provided by (used in) financing activities	(273)	1,110

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(127)	(173)

DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(23,848)	(2,636)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	121,729	61,717
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	97,881	59,081

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	-	35

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
Gross profit	18,276	19,945	33,950	35,901
Plus:
Share-based compensation	467	538	962	1,061
Non-GAAP gross profit	18,743	20,483	34,912	36,962

Reconciliation of Operating Loss to Non-GAAP Operating Loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
Operating loss	(8,186)	(11,426)	(25,450)	(24,270)
Plus:
Share-based compensation	3,537	3,822	7,192	7,170
Shelf registration costs	126	-	126	-
One-time reorganization charges	-	-	322	-
Non-GAAP operating loss	(4,523)	(7,604)	(17,810)	(17,100)

Reconciliation of Net Loss to Non-GAAP Net Loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2020	2021	2020	2021
Net loss	(8,813)	(11,865)	(25,857)	(23,455)
Plus:
Share-based compensation	3,537	3,822	7,192	7,170
Shelf registration costs	126	-	126	-
One-time reorganization charges	-	-	322	-
Taxes on income related to non-GAAP adjustments	(95)	(114)	(267)	(1,719)
Non-GAAP net loss	(5,245)	(8,157)	(18,484)	(18,004)

Non-GAAP net loss per share Basic and diluted	(0.15)	(0.22)	(0.52)	(0.49)
Weighted average number of shares	35,650	37,023	35,552	36,715